The **EMI** *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE [redacted]

02 JUN 19 AM 11:03

02042006

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

5th June, 2002.

<u>Attn: Filing Desk - Stop 1-4</u>

Dear Sirs,

<u>EMI Group plc - Ref. No: 82-373</u>

Further to our filing of 29th May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 5th June 2002 stating that Eric Nicoli, Chairman of the Company, would be making presentations on 5th June 2002 at two conferences with analysts and investors in New York with both conferences being webcast on the Internet;

(b) an announcement dated 5th June 2002, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th May 2002, held 23,685,700 shares, being 3.004% of the shares in issue; and

(c) an announcement dated 5th June 2002 advising of awards made by The EMI Group General Employee Benefit Trust, in which the Company's Executive Directors and other employees of the EMI Group have a potential interest.

Yours faithfully,

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

C. L. CHRISTIAN
<u>Deputy Secretary</u>

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/15a

EMI Group Chairman Eric Nicoli Analyst / Investor Presentations In New York

LONDON, 5th June 2002 -- Eric Nicoli, chairman of EMI Group, is today making presentations at two conferences with analysts and investors in New York. Both are being webcast on the internet.

The first presentation will be to the Deutsche Bank 10th Annual Media Conference at 9:30am local time, 2:30pm British Summer Time.

A similar presentation will be given to the Sanford C Bernstein 18th Annual Strategic Decisions Conference at 2pm local time, 7pm British Summer Time.

The principal issues that will be covered are the fundamental strengths of the EMI Recorded Music and EMI Music Publishing businesses, and a discussion of the progress to date in the restructuring of the Recorded Music business.

The Deutsche Bank Conference will be webcast at www.db.com/conferences.

The Sanford C Bernstein presentation will be webcast from http://media.corporate-ir.net/media_files/event/2002/jun/sb/05/emi/gb/reg.html.

-ENDS-

For further information:

Richard O'Brien
EMI Group plc
+44 (020) 7667 3254

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/16

Company Announcements Office,
London Stock Exchange.

5th June, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 30th May 2002 and received on 5th June 2002, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th May 2002, held 23,685,700 shares, being 3.004% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/17

Company Announcements Office,
London Stock Exchange.

5th June 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 5th June 2002 (received by fax) that it awarded on 5th June 2002 to two employees and four former employees, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP") a total of 419,301 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 82,892 Ordinary Shares in respect of the tax liabilities arising from the awards.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 4,524,034 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary